UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

Investor Relations PRESS RELEASE

Grupo Televisa appoints Bernardo Gomez and Alfonso de Angoitia co-Chief Executive Officers effective January 1, 2018

New York, NY – October 26, 2017 – The Board of Directors of Grupo Televisa, S.A.B. (“Televisa” or the “Company”; NYSE:TV; BMV:TLEVISA CPO) today announced the appointment of Bernardo Gomez and Alfonso de Angoitia as co-Chief Executive Officers of Televisa, reporting to the Board of Directors. Emilio Azcárraga Jean will continue to lead the long term strategy of the firm as Executive Chairman of the Board. In addition, Mr. Azcárraga will continue to have direct responsibility for Televisa’s soccer business, including the America soccer team, as well as for Fundación Televisa. These changes will take effect on January 1, 2018.

Mr. Azcárraga said “Our industry is undergoing a massive transformation, presenting us with big challenges, but even bigger opportunities. For over two decades, and through some critical business moments, Bernardo and Alfonso have been driven and passionate executives who have outgrown their current roles at the company. Their new leadership roles will allow me to focus on the Company’s long-term strategy.”

Mr. Azcárraga added. “I have tremendous faith in their capabilities and I am confident that Televisa will continue to strengthen its presence as one of Mexico’s fastest growing telecom providers and as the leading Spanish-language content producer worldwide, driving value for our shareholders.”

Mr. Gomez and Mr. de Angoitia were instrumental in the successful restructuring of Televisa’s capital structure when the new control group, led by Mr. Azcárraga, took over the Company in 1997. This was followed by a profound turnaround of the Company’s various operations from 1998 through 2000 in order to bring them back to profitability. Since 2000, they have been instrumental in the growth and profitability of the Company.

Among the most successful transformational steps taken by the Company and led by Mr. Gomez and Mr. de Angoitia were the renegotiation of the programming license agreement with Univision, which now provides Televisa with a very relevant stream of dollar-denominated revenue; the acquisition and consolidation of four cable operations; and the diversification of Televisa beyond its traditional broadcast advertising business into telecommunication services, which now account for over 50% of consolidated revenues. Today, over 60% of the Company’s Operating Segment Income originates in its non-Content operations. Over this period of time, the Company reached and maintained an investment grade rating, and Operating Segment Income margin has remained strong, at approximately 40%.

Mr. Gomez and Mr. de Angoitia stated: “We are honored to be given the opportunity to take on this new role, and grateful to Emilio and the Board for the trust they place in us. Under the leadership of Emilio, Televisa has assembled and developed a very unique set of assets, which we intend to leverage while continuing to drive strong growth in content and telecom services. We look forward to jointly leading Televisa and positioning the Company to excel in this rapidly changing competitive environment.”

In addition to these changes, effective immediately, Salvi Folch, formerly Chief Financial Officer of Grupo Televisa, will become Vice President of Strategic Planning. Carlos Ferreiro will become Vice President of Finance and Jose Antonio Lara will become Vice President of Administration.

EXECUTIVE BIOGRAPHIES

Bernardo Gomez

Bernardo Gomez joined the Company in 1998 and is Executive Vice President of Grupo Televisa. Mr. Gomez has been a member of the Board of Directors of the Company since 1999. Mr. Gomez is a member of the Board of Directors of Univision. Mr. Gomez is former President of the Mexican National Chamber of Television and Radio Broadcasters.

Alfonso de Angoitia

Alfonso de Angoitia joined the Company in 1999 and is Executive Vice President of Grupo Televisa. Mr. de Angoitia has been a member of the Board of Directors of the Company since 1997. From 1999 through 2003 he occupied the position of Chief Financial Officer. Mr. de Angoitia is a member of the Board of Directors of, among other companies, Univision, Femsa and Banorte.  He is also the Chairman of Kardias Foundation and a member of several non-profit organizations.

Salvi Folch

Salvi Folch joined the Company in 2000. Most recently, he served as Chief Financial Officer of Grupo Televisa. He is a member of the Board of Directors since 2002. Mr. Folch is former Vice President of Financial Planning of Grupo Televisa. Between 1989 and 2000, he held several positions in different agencies of the Mexican Government, including the Central Bank, the Ministry of Finance, and the Banking and Securities Commission.

Carlos Ferreiro

Carlos Ferreiro joined the Company in 1999. Most recently, he was the Chief Financial Officer of Televisa’s cable division. Previously, Mr. Ferreiro served as the Chief Financial Officer of Sky and Chief Financial Officer of GSF Telecom. Mr. Ferreiro is a member of the Board of Empresas Cablevision.
Jose Antonio Lara

Jose Antonio Lara joined the Company in 1998. From 1991 to 1998 he worked at Chevez Ruiz Zamarripa y Cía, S.C., a prestigious tax firm in Mexico. Since 1998, Mr. Lara worked at the tax department of Grupo Televisa, where he was promoted to Vice President of Tax Planning in 2001. On April 2017 he was named Chief Accounting and Tax Officer of Grupo Televisa.

Grupo Televisa, S.A.B.

Disclaimer
This press release contains forward - looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information – Forward Looking Statements" in the Company's Annual Report on Form 20 - F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
About Televisa
Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands, and television networks, cable operators and over-the-top or "OTT" services. In the United States, Televisa's audiovisual content is distributed through Univision Communications Inc. ("Univision") the leading media company serving the Hispanic market. Univision broadcasts Televisa's audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa's cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable Multiple System Operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Santiago Casado / Tel: (52 55) 5261 2438 / scasado@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
María Eugenia Zurita / Tel: (52 55) 52 24 63 60 / mezurita@televisa.com.mx

www.televisair.com

Grupo Televisa, S.A.B.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 26, 2017	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel